

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Lisa Conte
Chief Executive Officer
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

> **Re: Jaguar Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2019**
> **File No. 333-232082**

Dear Ms. Conte:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance